  EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

THIRD RESTATED CERTIFICATE OF INCORPORATION

OF

PALATIN TECHNOLOGIES, INC.

Palatin Technologies, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the corporation (hereinafter called the “Corporation”) is Palatin Technologies, Inc.

SECOND: The date of filing of the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is November 21, 1986, under the name Cinedco, Inc. A Restated Certificate of Incorporation was filed on December 29, 1989.  A Certificate of Amendment was filed on April 16, 1990 which contained a change of name of the Corporation to Ediflex Systems, Inc.  A Second Restated Certificate of Incorporation was filed on August 24, 1993 which contained a change of the name of the Corporation to Interfilm, Inc. A Third Restated Certificate of Incorporation was filed on November 3, 1993. A Certificate of Amendment was filed on July 19, 1996, which changed the name of the Corporation to Palatin Technologies, Inc. Thereafter, Certificates of Amendment were filed with the Secretary of State of the State of Delaware on September 5, 1997, May 4, 2005, July 23, 2010, September 24, 2010, May 12, 2011, September 27, 2012, June 27, 2013, and August 29, 2022.

THIRD: That at a meeting of the board of directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation, as amended from time to time (the “Restated Certificate of Incorporation”), of said Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof.

FOURTH: That this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the board of directors and stockholders of the Corporation.

FIFTH: That upon the effectiveness of this Certificate of Amendment, Section 1 of the Article thereof numbered “IV” of the Restated Certificate of Incorporation is hereby amended such that, as amended, said Section 1 shall read in its entirety as follows:

Section 1. Authorized Capital Stock. The Corporation shall be authorized to issue two classes of shares of capital stock to be designated, respectively, “Preferred Stock” and “Common Stock.” The total number of shares of capital stock which the Corporation shall have the authority to issue is 310,000,000, comprised of 300,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share.

Immediately upon the filing with the Secretary of State of the State of Delaware and effectiveness of the Certificate of Amendment of the Corporation providing for the reclassification set forth in this sentence, each fifty (50) shares of Common Stock, par value $0.01 per share, of the Corporation issued and outstanding or held by the Corporation in treasury immediately prior to such time shall be reclassified into one (1) fully-paid and nonassessable share of Common Stock, par value $0.01 per share, of the Corporation (the “Reverse Stock Split”). Notwithstanding the foregoing, no fractional shares shall be issued in the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable in the Reverse Stock Split to a given holder (or, with respect to any shares held of record by a bank, broker or other nominee, to a given beneficial owner of such shares) shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would otherwise result in the issuance of a fraction of a share of Common Stock to any such holder or beneficial owner, as the case may be, the Corporation shall, in lieu of issuing any such fractional share, pay the holder otherwise entitled to such fractional share a sum in cash equal to (i) the average closing price of the Common Stock for the five trading days immediately preceding the effective date of the Reverse Stock Split, multiplied by (ii) the number of shares of Common Stock outstanding immediately prior the effectiveness of the Reverse Stock Split that were reclassified into such fractional share pursuant to the Reverse Stock Split. Following the effectiveness of the Reverse Stock Split, certificates representing shares of Common Stock immediately prior to the effectiveness of the Reverse Stock Split shall thereafter represent the number of whole shares of Common Stock into which such shares have been reclassified pursuant to the Reverse Stock Split (as well as the right to receive any applicable payment of cash in lieu of fractional shares of Common Stock as provided for herein); provided, however, that each holder of record of a stock certificate or certificates that represents shares of Common Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate or certificates, a new certificate evidencing the number of whole shares of Common Stock to which such person is entitled pursuant to this paragraph (as well as any applicable payment of cash in lieu of fractional shares of Common Stock as provided for herein).

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This Certificate of Amendment shall become effective at 5:00 p.m. (Eastern Time) on August 8, 2025.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 6th day of August, 2025.

PALATIN TECHNOLOGIES, INC.

By: /s/ Stephen T. Wills
Name: Stephen T. Wills
Title: Secretary

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